APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Timbolier Industries, Inc.
Balance Sheet - unaudited
For the period ended 12/31/18 & 12/31/2017

	Current Period	Prior Period
	31-Dec-18	31-Dec-17
ASSETS		
Current Assets:		
Cash	$ 2,266.00	
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	3,729.00	1,916.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	4,731.00	2,919.00
Fixed Assets:		
Land	-	-
Vessel	76,987.00	68,383.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	(54,538.00)	(40,449.00)
Total Fixed Assets	22,449.00	27,934.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 27,180.00	$ 30,853.00
LIABILITIES		
Current Liabilities:		
Loans from Shareholders	$ 96,880.00	$ 61,664.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt	-		-	
Total Current Liabilities		96,880.00		61,664.00
Long-Term Liabilities:				
Notes Payable	-		-	
Mortgage Payable	-		-	
Less: Current portion of Long-term debt	-		-	
Total Long-Term Liabilities	-		-	
EQUITY				
Capital Stock/Partner's Equity		100.00		100.00
Opening Retained Earnings		(69,800.00)		(30,911.00)
Dividends Paid/Owner's Draw	-		-	
Net Income (Loss)	-		-	
Total Equity		(69,700.00)		(30,811.00)
TOTAL LIABILITIES & EQUITY	$	27,180.00	$	30,853.00
Balance Sheet Check		-		-

Timbolier Industries, Inc.
Income Statement - unaudited
For the period ended 12/31/18 & 12/31/2017

	Current Period	Prior Period
	31-Dec-18	**31-Dec-17**
REVENUES		
Sales	$ 23,118.79	$ 3,845.74
Other Revenue	-	-
TOTAL REVENUES	**23,118.79**	**3,845.74**
COST OF GOODS SOLD		
Cost of Sales	17,257.20	1,161.64
Supplies	1,916.41	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	19,173.61	1,161.64
GROSS PROFIT (LOSS)	3,945.18	2,684.10
OPERATING EXPENSES		
Shipping	819.16	-
Maintenance Expenses	3,660.25	7,798.44
Test equipment & Samples	3,582.60	-
Operating Expenses	3,235.97	4,976.85
Product Development	3,766.90	1,038.00
Marketing	3,802.82	336.37
Travel	1,638.76	1,332.04
Home Office	2,027.77	3,251.94
Shop Equipment	2,623.03	-
G&A	3,083.49	2,156.90
TOTAL OPERATING EXPENSES	28,240.75	20,890.54
OPERATING PROFIT (LOSS)	(24,295.57)	(18,206.44)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (24,295.57)	$ (18,206.44)

Timbolier Industries, Inc.
Statement of Cash Flow - unaudited
For the period ended 12/31/18 & 12/31/2017

	Current Period	Prior Period
	31-Dec-18	31-Dec-17
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(24,296)	(18,206)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	(24,296)	(18,206)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	(24,296)	(18,206)
CASH - BEGINNING	-	-
CASH - ENDING	(24,296)	(18,206)

I, John Cox, certify that:

(1) The financial statements of Timbolier Industries, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Timbolier Industries, Inc. included in this Form reflects accurately the information reported on the tax return for Timbolier Industries, Inc.. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature: DocuSigned by: John Cox CFCED7C6BF6542D...

Name: John Cox
Title: Timbolier Industries, Inc.